May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kate Beukenkamp

Re:	Willis Lease Finance Corporation

Registration Statement on Form S-3

Filed May 6, 2025

File No. 333-286998

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Acceleration Request

Requested Date:   May 15, 2025

Requested Time:  4:01 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Willis Lease Finance Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-3 (File No. 333-286998) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Albert Vanderlaan, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Vanderlaan at (617) 880-2219.

[Signature page follows]

4700 Lyons Technology Parkway | Coconut Creek, Florida 33073 USA

+1 561.349.9989 | www.wlfc.global

Sincerely,

WILLIS LEASE FINANCE CORPORATION

By:	/s/ Z. Clifton Dameron IV
Name: Z. Clifton Dameron IV
Title: Senior Vice President

cc:	Scott Flaherty, Willis Lease Finance Corporation

Ellen Ehrenpreis, Esq., Orrick, Herrington & Sutcliffe LLP

Albert Vanderlaan, Esq., Orrick, Herrington & Sutcliffe LLP

4700 Lyons Technology Parkway | Coconut Creek, Florida 33073 USA

+1 561.349.9989 | www.wlfc.global